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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Date: March 1, 2006

                        Commission File Number: 001-32305

                                    CORPBANCA
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                 (Translation of registrant's name into English)

                         Huerfanos 1072, Santiago Chile
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                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F [X]             Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes [ ]                   No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

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     On March 1, 2006, Corpbanca published a notice in the Chilean newspaper
Diario La Tercera announcing the payment of a dividend to its shareholders of record at its Ordinary Shareholders' Meeting held in February 28, 2006. The notice was also sent to the Chilean Superintendent of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras) ("SBIF"). An unofficial English language translation of the notice is attached hereto as
Exhibit 99.1.

     On March 1, 2006, Corpbanca separately notified the SBIF, the Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros), the Santiago Stock Exchange (Bolsa de Comercio de Santiago), the Valparaiso Stock Exchange (Bolsa de Comercio de Valparaiso), and the Chilean Electronic Exchange (Bolsa Electronica de Chile) of the results of Corpbanca's Ordinary Shareholders' Meeting held on February 28, 2006. An unofficial English language translation of the form of notice is attached hereto as Exhibit 99.2.

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2006

                                            CORPBANCA


                                           By: /s/ Claudio Chamorro Carrizo
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                                           Name:   Claudio Chamorro Carrizo
                                           Title:  Division Manager-Planning and
                                                   Development Control

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                                  EXHIBIT INDEX

The following exhibits have been filed as part of this Form 6-K:

Exhibit   Description
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99.1      Unofficial English language translation of the announcement published March 1, 2006, in the Chilean newspaper Diario La Tercera regarding Corpbanca's payment of a dividend to its shareholders of record.

99.2 Unofficial English language translation of the form of notice delivered on March 1, 2006, to the Superintendent of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras), the Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros), the Santiago Stock Exchange (Bolsa de Comercio de Santiago), the Valparaiso Stock Exchange (Bolsa de Comercio de Valparaiso), and the Chilean Electronic Exchange (Bolsa Electronica de Chile).